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                          January 17, 2024

       Sanjeev Luther
       Chief Executive Officer
       Eterna Therapeutics Inc.
       1035 Cambridge Street, Suite 18A
       Cambridge, MA 02141

                                                        Re: Eterna Therapeutics
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 12,
2024
                                                            File No. 333-276493

       Dear Sanjeev Luther:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jeffrey Schultz